FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2010

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	Official notice regarding recently published news.

Official Notice

Corporate Division of Communication	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. (34) 917 538 100 (34) 917 538 000 Fax (34) 917 532 821 www.repsol.com

Madrid, 24 February 2010

The Board of Directors of Repsol YPF unanimously agreed in a meeting today to propose to the next annual general shareholders’ meeting a final gross dividend of 0.425 euros per share against 2009 earnings to be paid from July 8, 2010 (Note to ADS’s holders: Owners of record of ADS’s at the closing of business of July 7 2010 would be entitled to receive such dividend when payable by the Bank of New York Mellon, which is expected to be on July 19 2010).

With this proposal, which must be approved in the annual general shareholders’ meeting, the total gross dividend for 2009 will be 0.85 euros per share, which represents a 19% decrease from the previous year.

The dividend from 2009 earnings amounts to 1.038 billion euros.

Since 2004, Repsol has increased shareholder return by 70%.

Official Notice

The Board of Directors also unanimously agreed, at the proposal of the Nomination and Compensation Committee, to include in the agenda of the next annual general shareholders’ meeting the re-election of the following board members for a period of four years:

•	Ms. Paulina Beato Blanco.

•	Mr. Artur Carulla Font.

•	Mr. Javier Echenique Landiribar.

•	Mr. Henri Philippe Reichstul.

Similarly, following a report from the Nomination and Compensation Committee, the Board of Directors, by unanimous consent, agreed to include in the agenda of the next annual general shareholders’ meeting the re-election of Pemex Internacional España, S.A. as Director of the Company for a four-year period.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: February 24th , 2010	By:	/s/ Fernando Ramírez
		Name:	Fernando Ramírez
		Title:	Chief Financial Officer